Filed by NetScreen Technologies, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NetScreen Technologies, Inc.

Commission File No.: 000-33387

The following is a letter NetScreen sent to its channel partners, together with a list of frequently asked questions, regarding its proposed acquisition by Juniper Networks.

(GREETING)

I want to be sure that you have heard our exciting news this morning. Juniper has announced its intent to acquire Netscreen in a $4 billion deal that brings together best in class security with best in class networking for mission critical networks. As you might imagine, we are very excited about the opportunity before us and this deal provides a natural extension of strategies and successes of both companies, plus some great opportunity for business growth. Our customers continually tell us that the integration of networking and security is a critical requirement and this allows us to respond with the industry’s most powerful combination of talent and technology.

If you’re not familiar with Juniper Networks, it provides IP networking solutions at scale for services providers, government and the world’s largest businesses. They have successfully taken market share in their segments for the last eight quarters and are considered Cisco’s primary competitor in the routing space. They own 30 percent of the high end routing market and over 50 percent of the DSL remote access market.

This is a powerful match up of two very similar companies and cultures. Each company provides best in class solutions designed to address complex market needs requiring exceptional performance and scale. We share a common focus on security, performance and intelligence at scale. The business models both focus on partnerships and channels and we now have the opportunity to expand the product portfolios available to each customer base. Additionally, we can leverage their best in class networking expertise and technologies into our portfolio, while we provide Juniper with market-leading security expertise and technologies.

I want to be sure you know we have complete focus on delivering the products and roadmap we have committed to and these will be the priority over any synergies that will eventually result from this combination. Both companies have proven that they can successfully integrate acquired companies.

This deal still has to be approved by the SEC and our stockholders and so we don’t expect it to close until the second calendar quarter. We will reach out and provide additional information at the time of close. However, we do not expect any significant changes other than our ability to expand the portfolio of products we make available to you. NetScreen’s channel is one of the key assets that Juniper was seeking through this acquisition, so there is a strong commitment to ensuring the continued future success of this channel. The combined companies will have even more resource to successfully compete in the market, providing you and your customers more choice.

If you have any questions, please contact your NetScreen sales representative.

Robert Thomas

President and CEO

NetScreen Technologies

Mark Smith

Vice President, Worldwide Sales

NetScreen Technologies

Attachment: Channel FAQ

NetScreen Channel FAQ

How will this affect my business?

NetScreen does not anticipate this acquisition being disruptive at all to the channel partners who have sold and distributed our products. Indeed, NetScreen believes the long-term synergies will allow our partners to continue deliver best-in-class solutions to security customer networks.

Will NetScreen’s channel strategy change with this pending deal?

No. NetScreen’s channel is one of the key assets that Juniper was seeking through this acquisition, so there is a strong commitment to ensuring the continued future success of the NetScreen channel.

What is the strategy between the two companies?

Juniper and NetScreen bring together best in class solutions for security and IP networking that are focused on helping customers solve the most complex and strategic problems in their networks. In the short term, both companies see the opportunity to deliver products to each other’s customers. In the medium term, both companies see benefit in integrated solutions, products and management capabilities. Longer term, the companies’ see the opportunity to change the economics of networking by solving the difficult problems needed to fulfill the promise of secure, high quality, global communications for enterprises and consumers.

When will I find out more information?

The acquisition is expected to be completed in approximately 90 days. After the completion of the deal, specific plans will be announced relative to products, channel partners, customers and the public.

Additional Information And Where To Find It

Juniper Networks, Inc. and NetScreen Technologies, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Juniper Networks and NetScreen Technologies. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.

Juniper Networks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Juniper Networks and NetScreen Technologies in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding the directors and executive officers of Juniper Networks is also included in Juniper Networks’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on March 28, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000.

NetScreen Technologies and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of NetScreen Technologies and Juniper Networks in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding these directors and executive officers is also included in NetScreen Technologies proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 28, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.